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October 7, 2008

Mr. Chris White,
     Branch Chief,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E., Stop 7010,
                         Washington, D.C. 20549.

Re:     BP p.l.c.

Dear Mr. White,

I refer to your letter dated September 30, 2008 to Byron E. Grote of BP p.l.c. and my voice mail exchange with Bob Carroll on October 6, 2008 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by November 11, 2008.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:     Dr. Byron E. Grote
(BP p.l.c.)

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